

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

J. Gerald Bazewicz
President and Chief Executive Officer
First Keystone Corporation
111 West Front Street
Berwick, PA 18603

     Re: **First Keystone Corporation**
           Form 10-K for the Fiscal Year Ended December 31, 2009
           Filed March 15, 2010
           File No. 000-21344

Dear Mr. Bazewicz:

     We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Mark Webb
                        Legal Branch Chief